November 19, 2024

Robert Etherington
Chief Executive Officer
Clene Inc.
6550 South Millrock Drive, Suite G50
Salt Lake City, UT 84121

       Re: Clene Inc.
           Registration Statement on Form S-3
           Filed November 13, 2024
           File No. 333-283204
Dear Robert Etherington:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Tom McAleavey